ALLIED GOLD LIMITED

23 December 2009

Companies Announcement Office
Australian Securities Exchange Limited

ALLIED GOLD LIMITED - CEASE WORK ORDER

Allied Gold Limited advises that its wholly owned subsidiary Simberi Gold Company Ltd (the Company) is in receipt of a Cease Work Order (Order) from the Mineral Resources Association (MRA) of PNG.

The Company has received legal advice which indicates the Order is invalid and void and has lodged an Appeal accordingly. In addition, The MRA has acknowledged that actions resulting from the Cease Work Order by the Simberi Mining Area Association, which prohibit the entry to certain facilities on site, are illegal.

Since the commencement of operation of the Simberi Gold Mine, the Company has not been advised by any Government department that it is in breach of any of its operating permits and conditions.

Processing and Mining operations at the Simberi Gold Mine have temporarily been suspended. The company is optimistic that the operations will recommence shortly with representatives of the MRA attending site today to resolve all outstanding issues.

The company will keep the market updated, however it is confident that through normal due process and negotiation the matter will be resolved satisfactorily and expediently.

Yours faithfully

Mark Caruso
Executive Chairman